Mark Medearis T: +1 650 843 5040 mmedearis@cooley.com	VIA EDGAR AND FEDEX

May 7, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Mobile Iron, Inc.
Registration Statement on Form S-1 (File No. 333-195089)
(CIK No. 0001470099)

Dear Mr. Spirgel:

On behalf of our client, Mobile Iron, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephonic conference held on both April 16, 2014 with respect to the Registration Statement on Form S-1 filed on April 7, 2014, and on May 2, 2014 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on April 23, 2014.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) in response to the Staff’s comments.

The numbering of the paragraphs below corresponds to the order in which the comments were delivered. A summary of the comments has been incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Graphic, Inside Front Cover of Amendment No. 2

1.	We note the graphic on the inside front cover is potentially confusing in terms of its relevance to the company and its business, and therefore the graphic needs to be revised to more closely relate to the Company and its business. We refer you to Securities Act Forms CD&I Question 101.02 for further guidance and explanation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic included on the front inside cover of Amendment No. 2 as requested, including the replacement of the phrase “one billion mobile devices at work” with “The mobile IT platform to secure and manage mobile apps, content and devices”.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

May 7, 2014

Page Two

Reference to Forbes Global 2000, pages 2, 52, 53 and 82

2.	We note your use of industry designations as determined by the Forbes Global 2000 in order to describe your customer base. Please clarify how these industry designations directly correlate to the default industry designations utilized by the Forbes Global 2000.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the applicable sentences on pages 2, 52, 53 and 82 of Amendment No. 2 to explicitly reference those industry designations as set forth in the Forbes Global 2000.

**********

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (650) 843-5040 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Mark Medearis
Mark Medearis

cc:	Robert B. Tinker, Mobile Iron, Inc.
Laurel Finch, Mobile Iron, Inc.
Eric C. Jensen, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
William L. Hughes, Fenwick & West LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM